Novartis International AG CH-4002 Basel Switzerland https://www.novartis.com https://x.com/novartisnews

FINANCIAL RESULTS | FINANZERGEBNISSE

Novartis delivered sales growth and core margin expansion in Q3; raised FY core operating income guidance

Ad hoc announcement pursuant to Art. 53 LR

Third quarter

•	Q3 net sales grew +4% (cc1, +4% USD), with core operating income[1] +10% (cc, +11% USD)
o	Sales growth driven by priority brands including Kisqali (+37% cc), Kesimpta (+22% cc), Scemblix (+67% cc), Leqvio (+63% cc) and Cosentyx (+9% cc)
o	Core operating income margin[1] was 41.6%, +2 percentage points (cc)
•	Q3 operating income declined -61% (cc, -59% USD) mainly due to a partial impairment of the del-desiran asset; net income down -71% (cc, -70% USD)
•	Q3 core EPS[1] grew +8% (cc, +9% USD) to USD 2.46
•	Q3 free cash flow[1] was USD 5.1 billion (-18% USD)
•	9 months net sales (0% cc, +2% USD) and core operating income (-2% cc, -1% USD) broadly in line with PY
•	Q3 selected innovation milestones:
o	Remibrutinib positive PhIII REMODEL-1 and -2 results in RMS
o	Rhapsido FDA approval in most prevalent form of CIndU
o	Pluvicto FDA and CN approvals in mAPMN/S prostate cancer
o	Pelabresib EU submission completed in MF
o	Del-zota FDA priority review granted for DMD44
•	Full-year 2026 guidance[2] raised for core operating income
o	Net sales expected to grow low single-digit (unchanged)
o	Core operating income expected to be in line to grow low single-digit (from decline low single-digit)

Basel, October 27, 2026 – Commenting on Q3 2026 results, Vas Narasimhan, CEO of Novartis, said:

“Novartis delivered solid sales growth in Q3, as priority brands and launches more than offset generic erosion, demonstrating the replacement power of the business. Combined with productivity efforts, this drove strong bottom-line performance and allowed us to upgrade our full-year guidance. At the same time, we continued to advance our pipeline, with positive Phase III results for remibrutinib in RMS, label expansions for Rhapsido and Pluvicto in the US, and the first submission for pelabresib in the EU. While the del-desiran readout in DM1 was not what we had hoped, we saw evidence of clinical activity in the data and are working through the development path for this medicine. Importantly, our programs in FSHD and DMD continue to progress well. With continued momentum across the business and pipeline, we remain well on track to deliver our mid- and long-term outlook.”

Key figures
	Q3 2026	Q3 2025	% change		9M 2026	9M 2025	% change
	USD m3	USD m3	USD	cc	USD m3	USD m3	USD	cc
Net sales	14 522	13 909	4	4	42 043	41 196	2	0
Operating income	1 843	4 501	-59	-61	10 828	14 028	-23	-24
Net income	1 196	3 930	-70	-71	7 609	11 563	-34	-35
EPS (USD)	0.63	2.04	-69	-70	4.01	5.94	-32	-33
Free cash flow	5 111	6 217	-18		14 002	15 941	-12
Core operating income	6 036	5 460	11	10	16 873	16 960	-1	-2
Core net income	4 655	4 330	8	6	13 027	13 522	-4	-5
Core EPS (USD)	2.46	2.25	9	8	6.85	6.94	-1	-3

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 45 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 2. Please see detailed guidance assumptions on page 7. 3. USD millions unless indicated otherwise.

Strategy

Our focus

Novartis is a “pure-play” innovative medicines company. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.

Our priorities

1.	Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2.	Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3.	Strengthen foundations: Unleashing the power of our people, scaling data science and technology, and continuing to build trust with society.

Financials

Third quarter

Net sales were USD 14.5 billion (+4%, +4% cc), with volume growth contributing 14 percentage points, partly offset by 9 percentage points from generic competition. Pricing had a negative impact of 1 percentage point, and currency had no impact.

Operating income was USD 1.8 billion (-59%, -61% cc), declining mainly due to higher R&D expenses, including a USD 1.9 billion partial impairment charge of the del-desiran IPR&D asset, and higher other expense, partly offset by higher net sales.

Net income was USD 1.2 billion (-70%, -71% cc), declining mainly due to lower operating income and higher interest expense. EPS was USD 0.63 (-69%, -70% cc).

Core operating income was USD 6.0 billion (+11%, +10% cc), mainly driven by higher net sales. Core operating income margin was 41.6% of net sales, increasing 2.3 percentage points (2.0 percentage points in cc).

Core net income was USD 4.7 billion (+8%, +6% cc), driven by higher core operating income, partly offset by higher interest expense. Core EPS was USD 2.46 (+9%, +8% cc), benefiting from the lower weighted average number of shares outstanding.

Free cash flow amounted to USD 5.1 billion (-18%), declining due to lower net cash flows from operating activities.

Nine months

Net sales were USD 42.0 billion (+2%, 0% cc), with volume growth contributing 14 percentage points, partly offset by 12 percentage points from generic competition. Pricing had a negative impact of 2 percentage points, and currency had a positive impact of 2 percentage points.

Operating income was USD 10.8 billion (-23%, -24% cc), declining mainly due to higher R&D expenses, including a USD 1.9 billion partial impairment charge of the del-desiran IPR&D asset, and higher other expense.

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Net income was USD 7.6 billion (-34%, -35% cc), mainly due to lower operating income, higher interest expense and higher income taxes. EPS was USD 4.01 (-32%, -33% cc).

Core operating income was USD 16.9 billion (-1%, -2% cc), declining mainly due to higher R&D expenses and higher other expense, partly offset by lower SG&A expenses. Core operating income margin was 40.1% of net sales, decreasing 1.1 percentage points (0.8 percentage points in cc).

Core net income was USD 13.0 billion (-4%, -5% cc), mainly due to lower core operating income and higher interest expense. Core EPS was USD 6.85 (-1%, -3% cc), benefiting from the lower weighted average number of shares outstanding.

Free cash flow amounted to USD 14.0 billion (-12%), declining due to lower net cash flows from operating activities.

Q3 priority brands

Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q3 growth) including:

Kisqali	(USD 1 821 million, +37% cc) continued to grow strongly across all regions, with market share growth in early breast cancer and leadership in metastatic breast cancer.
Kesimpta	(USD 1 484 million, +22% cc) sales showed continued strong momentum globally, driven by increased demand and broad access.
Scemblix	(USD 593 million, +67% cc) sales grew across all regions, with continued strong momentum in the early-line setting in the US, Japan and Germany.
Leqvio	(USD 506 million, +63% cc) sales grew across all regions, with continued uptake in China following NRDL inclusion.
Cosentyx	(USD 1 857 million, +9% cc) sales grew in most markets, driven by the HS and SpA indications. US growth benefited from prior-year revenue deduction adjustments.
Pluvicto	(USD 674 million, +20% cc) sales showed continued strong demand driven by the mAPMR[1] setting, with US and China approvals in mAPMN/S2 in Q3, and ongoing access expansion ex-US.
Zolgensma Group	(USD 404 million, +35% cc) sales grew strongly, reflecting continued launch momentum from Itvisma in the US, Japan and other ex-US countries.
Rhapsido	(USD 101 million) continued to show strong launch uptake in the US, supported by sustained prescription growth and a free drug program facilitating patient access. Ex-US, sales were mainly driven by early launch uptake in Germany and China.
Fabhalta	(USD 237 million, +60% cc) sales grew, with expansion in PNH and renal indications.

1 Metastatic androgen pathway modulation-resistant prostate cancer (mAPMR), also known as metastatic castration resistant prostate cancer (mCRPC).

2 Metastatic androgen pathway modulation-naïve or sensitive prostate cancer (mAPMN/S), also known as metastatic hormone-sensitive prostate cancer (mHSPC).

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Net sales of the top 20 brands in the third quarter and nine months

	Q3 2026	% change		9M 2026	% change
	USD m	USD	cc	USD m	USD	cc
Cosentyx	1 857	9	9	5 247	8	6
Kisqali	1 821	37	37	5 032	45	44
Kesimpta	1 484	21	22	4 072	27	26
Entresto	1 165	-38	-38	3 651	-44	-45
Pluvicto	674	20	20	1 967	42	41
Jakavi	564	5	5	1 697	9	6
Tafinlar + Mekinist	570	4	4	1 644	-2	-4
Ilaris	591	25	26	1 616	18	17
Scemblix	593	66	67	1 588	78	78
Leqvio	506	64	63	1 438	67	63
Zolgensma Group	404	34	35	1 071	16	13
Xolair	331	-25	-25	1 061	-21	-23
Sandostatin Group	311	3	3	900	-2	-4
Lutathera	219	3	3	655	7	6
Fabhalta	237	59	60	631	80	79
Exforge Group	183	4	1	577	6	2
Promacta/Revolade	142	-61	-61	505	-64	-65
Diovan Group	137	-4	-6	447	0	-3
Tasigna	141	-36	-37	438	-53	-54
Piqray/Vijoice	122	36	37	326	8	8
Top 20 brands total	12 052	7	7	34 563	3	1

R&D update – key developments from the third quarter

New approvals

Rhapsido (remibrutinib)	In October, FDA approved Rhapsido as the first treatment for adults with symptomatic dermographism (SD) inadequately controlled by H1 antihistamines, expanding its use beyond chronic spontaneous urticaria (CSU) into chronic inducible urticaria (CIndU). Novartis plans to submit the full RemIND dataset to health authorities globally.
Pluvicto (lutetium Lu177 vipivotide tetraxetan)	FDA and China’s NMPA approved Pluvicto in combination with an androgen receptor pathway inhibitor (ARPI) for patients with PSMA+ metastatic androgen pathway modulation-naive/sensitive (mAPMN/S) prostate cancer[1]. Pluvicto is now approved across all stages of PSMA+ metastatic prostate cancer.
Fabhalta (iptacopan)

Japan’s MHLW approved Fabhalta for the treatment of IgA nephropathy (IgAN), making it the first approved treatment for this indication in Japan.

Additionally, FDA granted traditional approval of Fabhalta in IgAN.

1 Also known as metastatic hormone-sensitive prostate cancer (mHSPC).

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Regulatory updates

Cosentyx (secukinumab)	CHMP adopted a positive opinion recommending approval for Cosentyx in polymyalgia rheumatica (PMR), based on positive Phase III REPLENISH data. If approved, Cosentyx will be the first IL-17A inhibitor approved in Europe for PMR.
DAK539 (pelabresib)	Regulatory submission for pelabresib in myelofibrosis was completed in the EU, based on the positive Phase III MANIFEST-2 study, which showed deep and durable disease control, with a safety profile comparable to ruxolitinib alone, including numerically fewer deaths and disease progressions in the pelabresib arm.
KPE179 (del-zota)	Del-zota was granted priority review by FDA for people living with Duchenne muscular dystrophy who have a genetic variant that may be amenable to exon 44 skipping (DMD44). Del-zota previously received FDA Breakthrough Therapy designation.
Leqvio (inclisiran)	FDA updated the Leqvio label to include language recognizing that lowering LDL-C reduces the risk of major adverse cardiovascular events (MACE) in adults at increased cardiovascular risk. This update reflects established evidence from statins and monoclonal antibody PCSK9 inhibitors, supporting LDL-C reduction as a key component of cardiovascular risk management.
Vanrafia (atrasentan)	Regulatory submissions for Vanrafia in IgAN were completed in Japan and China.
KLU156 (ganaplacide + lumefantrine)	Regulatory submission for KLU156 in uncomplicated malaria was completed in the US and received priority review.

Results from ongoing trials and other highlights

LOU064 (remibrutinib)	Positive results from the Phase III REMODEL-1 and -2 trials showed oral remibrutinib met its primary endpoint in relapsing multiple sclerosis (RMS), significantly reducing annualized relapse rate (ARR) versus teriflunomide. Remibrutinib also showed superiority on all key secondary endpoints, including MRI lesion reduction, and a clinically meaningful delay in disability progression. The safety profile was favorable and consistent with remibrutinib in CSU, with no liver safety signal. Data were presented at MSToronto2026 in October.
EWF980 (del-desiran)	In the Phase III HARBOR study, del-desiran did not meet its primary endpoint of video hand opening time (vHOT) versus placebo in myotonic dystrophy type 1 (DM1). Evidence of clinical activity was observed in secondary endpoints and exploratory analyses. Novartis is evaluating the full HARBOR dataset and will engage with health authorities to determine the most appropriate development path. Data will be presented at an upcoming medical congress.
TQJ230 (pelacarsen)	In the Phase III HORIZON trial, pelacarsen did not meet its primary endpoint of reducing the risk of cardiovascular events versus placebo in patients with elevated Lp(a) and established cardiovascular disease (CVD), despite reducing Lp(a) levels in this study population. The findings provide important new evidence on the relationship between Lp(a) lowering and cardiovascular outcomes and may help inform future approaches to cardiovascular risk management. Data will be presented at an upcoming medical congress.
Kisqali (ribociclib)	The six-year follow-up analysis of the Phase III NATALEE trial showed a clinically meaningful overall survival (OS) benefit with Kisqali plus endocrine therapy (ET) versus ET alone in the broadest HR+/HER2- early breast cancer (eBC) population at high risk of recurrence, reducing the risk of death by nearly 20%. Patients had been off Kisqali treatment for a median of 38 months, with clinical benefit continuing to deepen

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after treatment completion. The safety profile remained consistent with previous analyses. Data were presented at ESMO 2026.
LOU064 (remibrutinib)	Novartis has discontinued the Phase III study of remibrutinib in generalized myasthenia gravis (gMG) following a futility analysis, which indicated the treatment was unlikely to meet its efficacy objectives. No safety concerns were identified, and there is no impact on remibrutinib studies in other indications.
Selected transactions

Novartis completed the acquisition of Myricx Bio, strengthening the oncology pipeline with a new class of antibody-drug conjugates (ADCs), including two lead assets targeting B7-H3 and HER2, as well as a broader payload platform with potential impact across multiple solid tumor settings.

Novartis exercised its exclusive option to acquire full global rights to Sironax's proprietary Brain Delivery Module (BDM) platform, a next-generation blood-brain barrier crossing technology with the potential to transform the treatment of central nervous system diseases.

Novartis entered into an exclusive global licensing agreement with BoomRay Pharmaceuticals for an undisclosed preclinical radioligand therapy asset, further strengthening its radioligand therapy portfolio.

In October, Novartis entered into a strategic licensing and option agreement with Abogen Biosciences to advance RNA-encoded therapeutics, including an exclusive worldwide license to ABO2203, a novel mRNA-encoded CD19xCD3 T-cell engager with the potential to transform the treatment landscape for autoimmune diseases. The transaction is subject to the completion of customary closing conditions.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure, and attractive shareholder returns remains a priority.

During the first nine months of 2026, Novartis repurchased 30.9 million shares for USD 4.7 billion on the SIX Swiss Exchange second trading line. These repurchases included 18.8 million shares (USD 2.8 billion) under the up-to USD 10 billion share buyback announced in July 2025 (with up to USD 4.9 billion still to be executed). In addition, 12.1 million shares (USD 1.8 billion) were repurchased to mitigate the anticipated full-year dilution related to participation plans of employees. Further, 2.0 million shares (USD 0.3 billion) were repurchased from employees. During the same period, USD 0.9 billion of equity-based compensation plan expenses were recognized to equity and 13.3 million shares were delivered to employees related to equity-based compensation plans from prior years. As a result, the total number of shares outstanding decreased by 19.6 million compared with December 31, 2025. These treasury share transactions resulted in an equity decrease of USD 4.1 billion and a cash outflow of USD 4.8 billion.

Net debt increased to USD 37.4 billion at September 30, 2026, compared with USD 21.9 billion at December 31, 2025. The increase was mainly due to the free cash flow of USD 14.0 billion being more than offset by the net cash outflow for M&A, intangible assets transactions and other acquisitions of USD 16.7 billion, the USD 9.1 billion annual dividend payment and cash outflows for treasury share transactions of USD 4.8 billion.

As of Q3 2026, the long-term credit rating for the company is Aa3 with Moody’s Ratings and AA- with S&P Global Ratings.

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2026 outlook

Barring unforeseen events; growth vs. prior year in cc
Net sales	Expected to grow low single-digit
Core operating income	Expected to be in line to grow low single-digit (from decline low single-digit)

Foreign exchange impact

If late-October exchange rates prevail for the remainder of 2026, the foreign exchange impact for the year would be positive 1 percentage point on net sales and positive 1 percentage point on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

2027 Annual General Meeting

Nomination for election to the Board of Directors

The Novartis Board of Directors announced today that it is nominating Rajesh Jha for election to the Board. During a 36-year career at Microsoft, Mr. Jha held a series of senior leadership roles across software engineering, productivity platforms and enterprise technologies, and served on the company's Senior Leadership Team from 2016 until his retirement. Most recently, he served as Executive Vice President, Experiences + Devices, where he led the product teams for Microsoft 365, Office, Teams, Windows + Devices, and Dynamics, and played a key role in the integration of artificial intelligence across Microsoft's product portfolio. His extensive experience in technology, AI and large-scale digital platforms would add significantly to the Novartis Board of Directors.

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Key figures1

	Q3 2026	Q3 2025	% change		9M 2026	9M 2025	% change
	USD m2	USD m2	USD	cc	USD m2	USD m2	USD	cc
Net sales	14 522	13 909	4	4	42 043	41 196	2	0
Operating income	1 843	4 501	-59	-61	10 828	14 028	-23	-24
As a % of sales	12.7	32.4			25.8	34.1
Net income	1 196	3 930	-70	-71	7 609	11 563	-34	-35
EPS (USD)	0.63	2.04	-69	-70	4.01	5.94	-32	-33
Net cash flows from operating activities	5 503	6 571	-16		15 061	16 880	-11
Non-IFRS measures
Free cash flow	5 111	6 217	-18		14 002	15 941	-12
Core operating income	6 036	5 460	11	10	16 873	16 960	-1	-2
As a % of sales	41.6	39.3			40.1	41.2
Core net income	4 655	4 330	8	6	13 027	13 522	-4	-5
Core EPS (USD)	2.46	2.25	9	8	6.85	6.94	-1	-3

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 45 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 2. USD millions unless indicated otherwise.

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:

https://www.novartis.com/sites/novartis_com/files/q3-2026-interim-financial-report-en.pdf

Disclaimer

This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “expected,” “anticipated,” “can,” “will,” “continue,” “ongoing,” “growth,” “launch,” “expanding,” “deliver,” “accelerate,” “guidance,” “outlook,” “priority,” “potential,” “momentum,” “on track,” “pipeline,” “evidence,” “progress,” “emerging,” or similar expressions, or by express or implied discussions regarding: potential new products, potential new indications for existing products, potential product launches or potential future revenues from any such products; or results of ongoing clinical trials; potential future, pending or announced transactions; potential future sales or earnings; strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; our capital structure. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the investigational or approved products described in this communication will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee that the expected benefits or synergies from the transactions described in this communication will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things, uncertainties concerning: global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the success of key products, commercial priorities and strategy; the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; the development or adoption of new technologies, including artificial intelligence, and new business models; the implementation of our new IT projects and systems; potential significant breaches of information security or disruptions of our information technology systems; actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this communication; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major macroeconomic

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and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; future global exchange rates; future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this communication as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis.

About Novartis

Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 300 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

Novartis will conduct a conference call with investors to discuss this news release today at 13:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Important dates

November 18-19, 2026	Meet Novartis Management 2026 (London, UK)
February 3, 2027	Fourth quarter & full year 2026 results
March 5, 2027	Annual General Meeting

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Novartis Media Relations E-mail: media.relations@novartis.com

Novartis Investor Relations Central investor relations line: +41 61 324 7944 E-mail: investor.relations@novartis.com

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